SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2004

Prana Biotechnology Limited
(Name of Registrant)

Level 1, 100 Dorcas Street, South Melbourne, Victoria 3205 Australia
(Address of Principal Executive Office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]                        Form 40-F [  ]

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]                        No [X]

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

        This Form 6-K is being incorporated by reference into the Registrant’s Form F-3 Registration Statement File No. 333-116232

PRANA BIOTECHNOLOGY LTD

6-K Items

TITLE OF THE RELEASE
PRANA’S OPEN LABEL EXTENSION STUDY OF PBT-1
REINFORCES POSITIVE PHASE II RESULTS

PBT-1 Slows Alzheimer’s Disease Progression and Tolerated Well by Patients

COPY RELEASE

Melbourne, Australia -October 12, 2004: Prana Biotechnology Limited (NASDAQ: PRAN, ASX: PBT), today announced the results of the open label 84-week “Extension Study” of its Phase II clinical trial of PBT-1 (clioquinol) study, also known as the CQAD study. The data from the formal treatment phase of the study was published in the December 2003 issue of Archives of Neurology.

All participants from the original 36-week blinded and placebo-controlled portion of the Phase II trial were offered the opportunity to continue the PBT-1 treatment on an open label basis for an additional 48 weeks. 18 (66.7%) out of 27 patients elected to start the CQADEX extension study. Nine patients competed the full 84-week study.

“The Extension Study data demonstrates that PBT-1 treatment for Alzheimer’s appears to slow the expected disease progression by nearly half,” said Jonas Alšënas, DVM, chief executive officer of Prana Biotechnology Limited. “The rate of decline in PBT-1 treated patients, compared to the predicted rate of decline, suggests that the drug has a disease-modifying treatment effect, not simply a cognition enhancement effect. Moreover, the results show that PBT-1 is well tolerated by patients and has no increased adverse effects over those to be expected in untreated patients suffering from Alzheimer’s disease.”

Data from the Extension Study data revealed that Alzheimer’s patients with ADAS-cog scores similar to those in the CQAD and the CQADEX study would have declined by an average of 18 points over the treatment period. The results showed an average decline of approximately eight points for a difference of 10 points from that predicted without treatment in the nine patients on PBT-1 for 84 weeks. Results from the Mini Mental State Examination were also encouraging, as, when compared to baseline, the patients on 84 weeks of PBT-1 demonstrated no statistically significant decline.

“PBT-1 represents a novel approach to Alzheimer’s: namely, a disease-modifier. In other words, PBT-1 targets a key feature of the underlying process that appears to cause the destruction of nerve cells,” said Dr. Samuel Gandy, MD, PhD, Professor of Neurology and Director of the Farber Institute at Thomas Jefferson University. “Alzheimer’s is believed to begin as long as 10 years or more before clinical memory loss is manifested. Accordingly, disease-modifying drugs may need to be administered for many years. Along this line, it is extremely encouraging to see evidence that PBT-1 is well-tolerated for extended periods.”

The full publication on the data from the extension study is available on Prana’s website www.pranabio.com. (Is the publication on the website? If so, please provide the direct link to the publication page.)

Prana is currently evaluating the next potential steps in continued PBT-1 clinical development and anticipates being able to announce its plans in the near future.

Company Management is hosting an Analyst Day at The Four Seasons, Salon A&B, in New York City, on Monday, October 18, 2004. Featured speakers will include Dr. Bush, Professor Rudolph Tanzi, Neurology, Harvard Medical School, Massachusetts General Hospital, Dr. Craig William Ritchie, Psychiatry, Royal Free Campus, University College London, UK and Medical Director, Clinical Trials Centre, UCL Biomedica, University College London, UK, as well as Dr. Jon Alsenas, CEO and Dr. Ross Murdoch, COO of Prana. Contact The Anne McBride Company to obtain an invitation.

About Prana Biotechnology Limited

Prana Biotechnology was established to commercialize research into Alzheimer’s disease and other major age-related degenerative disorders. The company was incorporated in 1997 and listed on the Australian Stock Exchange in March 2000 and listed on NASDAQ in September 2002. Researchers at prominent international institutions including the University of Melbourne and Massachusetts

General Hospital as a teaching hospital of Harvard Medical School discovered Prana’s technology.

Dr. Samuel Gandy, MD PhD,
“BRIEF BIO”

This press release contains “forward looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the Company’s business strategy and future plans of operation. Forward-looking statements involve known and unknown risks and uncertainties; both general and specific to the matters discussed in this press release. These and other important factors, including those mentioned in various Securities and Exchange Commission filings made by the Company, may cause the Company’s actual results and performance to differ materially from the future results and performance expressed in or implied by such forward-looking statements. The forward-looking statements contained in this press release speak only as of the date hereof and the Company expressly disclaims any obligation to provide public updates, revisions or amendments to any forward-looking statements made herein to reflect changes in the Company’s expectations or future events.

For further information, please visit our web site at www.pranabio.com.

Contacts:
Jon Alsenas, CEO, Prana Biotechnology Ltd.
1-203-328-3097

Ivette Almeida, Media Relations
1-212-983-1702 ext. 209

Rachel Levine, Investor Relations
1-212-983-1702 ext. 207

Item 1

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRANA BIOTECHNOLOGY LIMITED (Registrant)

By	/s/ Geoffrey Kempler Geoffrey Kempler, Executive Chairman

Date: October 12, 2004